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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)1

Trex Company, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89531P 105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89531P 105	SCHEDULE 13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert G. Matheny
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not applicable.
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 536,803
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 536,803
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 536,803[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.54%
12	TYPE OF REPORTING PERSON (See Instructions) IN

[2]

Does not include 1,000 shares owned of record by the reporting person’s spouse for which the reporting person has no voting or investment power and for which the reporting person otherwise disclaims beneficial ownership.

CUSIP No. 89531P 105	SCHEDULE 13G	Page 3 of 4 Pages

This Amendment No. 8 further amends the initial Schedule 13G filed on February 14, 2000, as amended by Amendment No. 1 filed on February 14, 2001, Amendment No. 2 filed on February 13, 2002, Amendment No. 3 filed on February 14, 2003, Amendment No. 4 filed on February 4, 2004, Amendment No. 5 filed on February 14, 2005, Amendment No. 6 filed on February 14, 2006, and Amendment No. 7 filed on February 12, 2007 by Robert G. Matheny (the “reporting person”) relating to the common stock, par value $.01 per share, of Trex Company, Inc.

Item 4.	Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

As of December 31, 2007, Robert G. Matheny beneficially owns in the aggregate the following:

	(a)	Amount beneficially owned:

536,803[3]

	(b)	Percent of class:

3.54%

	(c)	Number of shares as to which the reporting person has:

Sole power to vote or to direct the vote:

536,803

Shared power to vote or to direct the vote:

0

Sole power to dispose or direct the disposal of:

536,803

Shared power to dispose or direct the disposal of:

0

[3]

Does not include 1,000 shares owned of record by the reporting person’s spouse for which the reporting person has no voting or investment power and for which the reporting person otherwise disclaims beneficial ownership.

CUSIP No. 89531P 105	SCHEDULE 13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2008

/s/ Lynn E. MacDonald,
by Power of Attorney for Robert G. Matheny